SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                        (AMENDMENT NO. 1) SEE THE NOTES(1).

                           SENESCO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  817208 40 8
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                                 (CUSIP NUMBER)

 JOEL BROOKS, 303 GEORGE STREET, NEW BRUNSWICK, NEW JERSEY 08901 (732-296-8400)
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                DECEMBER 31, 2002
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note.     Schedules  filed  in  paper format shall include a signed original and five  copies  of  the  schedule,  including  all  exhibits.

See  Rule  13d-7(b)  for  other  parties  to  whom  copies  are  to  be  sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)






     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------             ---------------------------------
    CUSIP No. 817208 40 8          13D                Page 2 of 5 Pages
             ------------                                 ---  ---
- ------------------------------             ---------------------------------
- -----------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
       MOISES BUCAY BISSU
       -------------------------------------------------
- -----------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
- -----------------------------------------------------------------------------
  3    SEC USE ONLY

- -----------------------------------------------------------------------------
  4    SOURCE OF FUNDS *       N/A

- -----------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2 (e)                                          |_|

- -----------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

          MEXICO
        ----------
- -----------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER             530,000 (See Item 5)
                                                   --------
     SHARES      ------------------------------------------------------------

  BENEFICIALLY    8  SHARED VOTING POWER            N/A

    OWNED BY     ------------------------------------------------------------

      EACH        9  SOLE DISPOSITIVE POWER        530,000 (See Item 5)
                                                   --------
   REPORTING     ------------------------------------------------------------

  PERSON WITH    10  SHARED DISPOSITIVE POWER       N/A

- -----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          530,000 (See Item 5)
          -------
- -----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                |_|

- -----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11             4.46%
                                                                  ---------
- -----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                      IN

- -----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY  AND  ISSUER.
          The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock") and common stock purchase warrants (the "Warrants"), of Senesco
          Technologies, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

ITEM 2.   IDENTITY  AND  BACKGROUND.
          This Amendment No. 1 to the Schedule 13D is being filed by Moises Bucay Bissu, Explanada 1515, Mexico D.F., CP 11000

          Mr.  Bucay  is  a  citizen  of  Mexico.

          During the last five years, Mr. Bucay has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), Mr. Bucay was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.
          The Amendment No. 1 to the Schedule 13D is being filed to reflect a sale of Warrants and cessation of Mr. Bucay's status as a 5% holder.

ITEM 4.   PURPOSE  OF  TRANSACTION.
          Mr. Bucay will hold his remaining Common Stock as an investment. Depending on Mr. Bucay's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Mr. Bucay will from time to time explore opportunities for liquidating all or a portion of the Common Stock through one or more sales pursuant to public or private offerings or otherwise. In such event, Mr. Bucay may determine to retain some portion of the Common Stock as an investment.

ITEM 5.   INTEREST  IN  SECURITIES  OF  THE  ISSUER.

          (a) Mr. Bucay is the direct and beneficial owner of 530,000 shares of the Company's Common Stock, representing 4.46% of the issued and outstanding shares of the Company's common stock, based on 11,880,045 issued and outstanding shares on December 31, 2002.

          (b) Mr. Bucay has the sole power to vote and the sole power to dispose of 530,000 shares of the Company's Common Stock held solely by him.

          (c) On December 31, 2002, in a private transaction, Mr. Bucay disposed of 210,000 Warrants, consisting of 83,125 immediately exercisable at $3.25, 83,125 immediately exercisable at $2.00, 21,875 immediately exercisable at $3.25, and 21,875 immediately exercisable at $2.00. The Warrants were disposed of in a gift transaction.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Date of Cessation of Five Percent Beneficial Ownership: December 31, 2002.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
          ISSUER.
          There is no contract, arrangement, understanding or relationship (legal or otherwise) between Mr. Bucay and the Company with respect to any securities of the Company, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures,


                              (Page 3 of 5 Pages)
          loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL  TO  BE  FILED  AS  EXHIBITS.
          N/A.



                              (Page 4 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January  21,  2003                           /s/  Moises  Bucay  Bissu
                                             -------------------------
                                             Moises  Bucay  Bissu,  Stockholder


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).


                              (Page 5 of 5 Pages)